Exhibit 99.1

ECOPETROL ANNOUNCEMENT ON THE AMENDMENT TO ITS BYLAWS APPROVED BY THE SHAREHOLDERS’ GENERAL ASSEMBLY

Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; TSX: ECP) hereby reports that, at the Shareholders’ General Assembly held on Thursday, March 26, 2015, the following changes were made to its bylaws:

1. The following corporate governance practices recommended by the Superintendence of Finance in the New Code of Corporate Best Practices of Colombia have been adopted:

▪	Extension of the deadline for convening ordinary and extraordinary meetings (amendment to Articles 19 and 20).
▪	Majority of the Board of Directors to be comprised of independent directors (amendment to paragraph 1, Article 23).
▪	Possibility of carrying out different types of evaluations of the Board of Directors (amendment to paragraph 5, Article 23).
▪	Reference to guidelines regulating the appointment and duties of the President of the Board of Directors and the Secretary of the Board of Directors (new paragraph 6, Article 23).
▪	Modification in the name of the Audit Committee of the Board of Directors in order to make explicit its risk management role (amendment to Paragraph 27.1 of Article 27).
▪	Obligation to comply with voluntarily adopted corporate governance practices (new Article 52).

2. The company’s reserves accounts amounting to COP$14.76 trillion were capitalized by increasing the nominal value of shares from COP$250 to COP$609 per share. This capitalization demonstrates the confidence of investors in the Company and boosts its long term financial sustainability.

For further information, the text of the approved reforms can be viewed on Ecopetrol S.A.’s website (www.ecopetrol.com.co).

Bogotá D.C., March 26, 2015

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the top four in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co